                       U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549               SEC File #
                                                                 000-28457

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING            Cusip #

Form 10-K [X]   Form 20-F [ ]   Form 11-K [ ]   Form 10-QSB [ ]   Form N-SAR

For Period Ended: December 31, 1999

                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ]
Transition Report on Form N-SAR

For the Transition Period Ended: December 31,1999
___________________________________________________________________________
Read Instruction (on back page) Before Preparing Form, Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification
relates to a portion of the filing checked above, identify
             the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
LOUGHRAN/GO CORP.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
18036 N 15th STREET
PHOENIX, AZ 85022
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on
        Form 10-K,
Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
        filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
        10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
        has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.
The financial information
required was not available.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David M. Young                       610              647-9700
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    (Name)                       (Area Code)       (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was
required to file such report(s) been filed?  If the
answer is no, identify report(s).
                                                           [x]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [ ]Yes  [x]No

If so,
attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                             LOUGHRAN/GO CORP.
                    ------------------------------------------
                (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned
thereunto duly authorized.
Date: 07/24/2000                         By: /s/ David M. Young, President
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INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  if the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS
1.  This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General
   Rules and Regulations under the Securities Exchange Act of 1934.
2.  One signed original and four conformed
copies of this form and amendments
   thereto must be completed and filed with the Securities and Exchange
   Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
   General Rules and Regulations under the Act.  The information contained in or filed with
the form will be made a matter of public record in the
   Commission files.
3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.  Amendments to
the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.
5.  ELECTRONIC FILERS.  This form shall not be used by electronic filers unable to timely file a
report solely due to electronic difficulties.
    Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or
    Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter)
or apply for an adjustment in filing date pursuant to Rule 13(b)
    of Regulation S-T (Section 232.13(b) of this chapter).

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